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FORM 5                                U.S. SECURITIES AND EXCHANGE COMMISSION         OMB APPROVAL
[ ] Check this box if no                      WASHINGTON, D.C. 20549                  OMB Number 3235-0362
longer subject to Section 16.                                                         Expires: December 31, 2001
Form 4 or Form 5 obligations may                                                      Estimated average burden
continue. See Instruction 1(b).                                                       hours per response...1.0
[ ] Form 3 Holdings Reported.
[X] Form 4 Holdings Reported.
                                 ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding
Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person
   ------------------------------------
Elliott         Edward        W.
(Last)          (First)       (Middle)

520 Lake Cook Road, Suite 380
(Street)

Deerfield       Illinois      60015
(City)          (State)       (Zip)

2. Issuer Name and Ticker or Trading Symbol: Acceptance Insurance Companies, Inc. (AIF)

3. IRS or Social Security Number of Reporting Person (Voluntary): n/a

4. Statement for Month/Year: December 1999

5. If Amendment, Date of Original (Month/Year): n/a

6. Relationship of Reporting Person to Issuer
   (Check all applicable):
   [X]  Director                      [ ]  10% Owner
   [ ]  Officer (give title below)    [ ]  Other (specify below)

7. Individual or Joint/Group Filing (check applicable line)
   [X] Form filed by One Reporting Person
   [ ] Form files by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                                                                          6.
                                                4.                        5.             Owner-
                                                Securities Acquired (A)   Amount of      ship
                                 3.             or Disposed of (D)        Securities     Form:      7.
                                 Transaction    (Instr.3, 4 and 5)        Beneficially   Direct     Nature of
                   2.            Code           -----------------------   Owned at End   (D) or     Indirect
1.                 Transaction   (Instr.8)                 (A)            of Issuer's    Indirect   Beneficial
Title of Security  Date          ------------               or            Fiscal Year    (I)        Ownership
(Instr.3)          (mm/dd/yy)    Code     V     Amount     (D)    Price   (Instr.3,4)    (Instr.4)  (Instr.4)
-----------------  -----------   ------------   -----------------------   ------------   ---------  ----------
common stock                                                              127,000 shs.   Direct     n/a
                                                                           10,500 shs.   Direct<1>  n/a
Manditorily-
redeemable preferred
stock of ACI Capital
Trust                                                                       2,000 shs.   Direct     n/a

<1> Shares that may be acquired upon exercise of presently exercisable stock options.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security (Instr.3): Option to Purchase

2.  Conversion or Exercise Price of Derivative Security: $15.44

3.  Transaction Date (mm/dd/yy): 05/27/99

4.  Transaction Code (Instr.8)-- A

5.  Number of Derivative Securities Acquired (A) or Disposed of (D)(Instr.3, 4 and 5)--
         (A): 1,500
         (D):     0

6.  Date Exercisable and Expiration Date--
         Date Exercisable:  05/26/00
         Expiration Date:   05/26/09

7.  Title and Amount of Underlying Securities (Instr.3 and 4)--
         Title: Common Stock
         Amount or Number of Shares: 1,500

8.  Price of Derivative Security (Instr.5): None

9.  Number of Derivative Securities Beneficially Owned at End of Month (Instr.4): 1,500

10. Ownership of Derivative Security:  Direct (D) or Indirect (I)(Instr.4): D

11. Nature of Indirect Beneficial Ownership (Instr.4): n/a

Explanation of Responses:

/S/ EDWARD W. ELLIOTT, JR.
**Signature of Reporting Person                        Date: February 15, 2000

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.  See 18 U.S.C. 1001 and 15
U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see
Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                   SEC 1474(3-99)
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